The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated September 30, 2020

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 4-I dated April 8, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated October , 2020 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF due November 15, 2021 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a return of at least 1.50 times any appreciation of the iShares® ESG Aware MSCI USA ETF, up to a maximum return of at least 9.525%*, at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 10.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Fund:

The iShares® ESG Aware MSCI USA ETF (Bloomberg ticker: ESGU UQ)

While the Fund is named the ESG Aware MSCI USA ETF, there is no guarantee that the Fund will provide exposure to companies that exhibit positive or favorable ESG characteristics. If the ESG characteristics of the Fund is a factor in an investor’s decision to invest in notes, investors should consult with their legal or other advisers before making an investment in the notes.

Upside Leverage Factor:	At least 1.50. The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.50.
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by the Upside Leverage Factor, subject to the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return × Upside Leverage Factor), subject to the Maximum Return
If the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to 10.00%, you will receive the principal amount of your notes at maturity.
If the Final Share Price is less than the Initial Share Price by more than 10.00%, you will lose 1.11111% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 10.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Fund Return + 10.00%) × 1.11111]
You will lose some or all of your principal amount at maturity if the Final Share Price is less than the Initial Share Price by more than 10.00%.
Maximum Return:

At least 9.525%*. For example, if the Fund Return is equal to or greater than 6.35%, you will receive the Maximum Return of 9.525%, which entitles you to a maximum payment at maturity of $1,095.25 per $1,000 principal amount note that you hold.

* The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,095.25 per $1,000 principal amount note.

Buffer Amount:	10.00%
Downside Leverage Factor:	1.11111
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date
Final Share Price:	The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Pricing Date:	On or about October 27, 2020
Original Issue Date:	On or about October 30, 2020 (Settlement Date)
Ending Averaging Dates*:	November 3, 2021, November 4, 2021, November 5, 2021, November 8, 2021 and November 9, 2021
Maturity Date*:	November 15, 2021
CUSIP:	48132PHH0
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

If the notes priced today, the estimated value of the notes would be approximately $977.90 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

* This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated September 29, 2020 to product supplement no. 4-I in its entirety (the original preliminary pricing supplement is available on the SEC website at:https://www.sec.gov/Archives/edgar/data/19617/000089109220010770/e11247-424b2.htm)

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated September 29, 2020 in its entirety. You should not rely on the original preliminary pricing supplement related hereto dated September 29, 2020 in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007234/crt-dp125068_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 2
Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $75, an Upside Leverage Factor of 1.50, a Maximum Return of 9.525%, and reflects the Buffer Amount of 10.00% and the Downside Leverage Factor of 1.11111. The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,095.25 per $1,000 principal amount note. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return
$135.00	80.00%	9.5250%
$127.50	70.00%	9.5250%
$120.00	60.00%	9.5250%
$112.50	50.00%	9.5250%
$105.00	40.00%	9.5250%
$97.50	30.00%	9.5250%
$90.00	20.00%	9.5250%
$86.25	15.00%	9.5250%
$82.50	10.00%	9.5250%
$79.76	6.35%	9.5250%
$78.75	5.00%	7.5000%
$76.88	2.50%	3.7500%
$75.00	0.00%	0.0000%
$73.13	-2.50%	0.0000%
$71.25	-5.00%	0.0000%
$67.50	-10.00%	0.0000%
$63.75	-15.00%	-5.5556%
$60.00	-20.00%	-11.1111%
$52.50	-30.00%	-22.2222%
$45.00	-40.00%	-33.3333%
$37.50	-50.00%	-44.4444%
$30.00	-60.00%	-55.5555%
$22.50	-70.00%	-66.6666%
$15.00	-80.00%	-77.7777%
$7.50	-90.00%	-88.8888%
$0.00	-100.00%	-100.0000%

JPMorgan Structured Investments —	PS- 3
Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of one share of the Fund increases from the Initial Share Price of $75.00 to a Final Share Price of $76.88.

Because the Final Share Price of $76.88 is greater than the Initial Share Price of $75.00 and the Fund Return of 2.50% multiplied by 1.50 does not exceed the Maximum Return of 9.525%, the investor receives a payment at maturity of $1,037.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 2.50% × 1.50) = $1,037.50

Example 2: The price of one share of the Fund decreases from the Initial Share Price of $75.00 to a Final Share Price of $67.50.

Although the Fund Return is negative, because the Final Share Price of $67.50 is less than the Initial Share Price of $75.00 by up to the Buffer Amount of 10.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 3: The price of one share of the Fund increases from the Initial Share Price of $75.00 to a Final Share Price of $105.00.

Because the Final Share Price of $105.00 is greater than the Initial Share Price of $75.00 and the Fund Return of 40.00% multiplied by 1.50 exceeds the Maximum Return of 9.525%, the investor receives a payment at maturity of $1,095.25 per $1,000 principal amount note, the maximum payment at maturity.

Example 4: The price of one share of the Fund decreases from the Initial Share Price of $75.00 to a Final Share Price of $45.00.

Because the Final Share Price of $45.00 is less than the Initial Share Price of $75.00 by more than the Buffer Amount of 10.00% and the Fund Return is -40.00%, the investor receives a payment at maturity of $666.67 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-40.00% + 10.00%) × 1.11111] = $666.67

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 4
Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 1.50, up to the Maximum Return of at least 9.525%. The actual maximum payment at maturity will be provided in the pricing supplement and will not be less than $1,095.25 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — We will pay you your principal back at maturity if the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to 10.00%. If the Final Share Price is less than the Initial Share Price by more than 10.00%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 10.00%, you will lose an amount equal to 1.11111% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.
•	RETURN LINKED TO THE iSHARES® ESG AWARE MSCI USA ETF — The return on the notes is linked to the iShares® ESG Aware MSCI USA ETF. The Fund seeks to track the investment results, before fees and expenses, of the MSCI USA Extended ESG Focus Index (the “Underlying Index”), an index composed of U.S. companies that have favorable environmental, social and governance characteristics as identified by the Index Provider (as defined below), while exhibiting risk and return characteristics similar to those of the MSCI USA Index (the “Parent Index”). For additional information about the Fund, see the information set forth in Appendix A to this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further

JPMorgan Structured Investments —	PS- 5
Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to a loss on a leveraged basis if the Final Share Price is less than the Initial Share Price by more than 10.00%. For every 1% that the Final Share Price is less than the Initial Share Price by more than 10.00%, you will lose an amount equal to 1.11111% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 9.525%, regardless of the appreciation of the Fund, which may be significant.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is
JPMorgan Structured Investments —	PS- 6
Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or included in the Underlying Index would have.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING
JPMorgan Structured Investments —	PS- 7
Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	THERE IS NO GUARANTEE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE — There is no guarantee that the Fund’s investment results will have a high degree of correlation to those of the Underlying Index or that the Fund will achieve its investment objective. Market disruptions and regulatory restrictions could have an adverse effect on the Fund’s ability to adjust its exposure to the required levels in order to track the Underlying Index. Errors in index data, index computations or the construction of the Underlying Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Fund and its shareholders. Unusual market conditions may cause the Index Provider to postpone a scheduled rebalance, which could cause the Underlying Index to vary from its normal or expected composition.
•	THERE IS NO GUARANTEE THAT THE UNDERLYING INDEX METHODOLOGY WILL SUCCESSFULLY TARGET COMPANIES THAT EXHIBIT POSITIVE OR FAVORABLE ESG CHARACTERISTICS — The Underlying Index methodology attempts to target U.S. companies that have positive environmental, social and governance (ESG) ratings and to exclude companies whose products or services have negative social or environmental impacts. However, there is no guarantee that the composition of the Underlying Index will satisfy any present or future investor expectations or requirements regarding the ESG characteristics of the companies included in Underlying Index. In addition, the Fund’s ESG investment strategy may result in the Fund investing in securities or industry sectors that underperform the market as a whole or underperform other funds screened for ESG standards. We are not endorsing or validating the ESG methodology used by the Index Provider or the Fund’s ESG investment strategy. If the ESG characteristics of the companies included in Underlying Index is a factor in an investor’s decision to invest in notes, investors should consult with their legal or other advisers before making an investment in the notes.
•	THE UNDERLYING INDEX OR THE FUND MAY NOT BE SUCCESSFUL AND MAY UNDERPERFORM ALTERNATIVE STRATEGIES — There can be no assurance that the Fund will achieve positive returns over any period. At each quarterly index review, the Index Provider selects constituents of the Underlying Index from the constituents of the Parent Index based on a multi-step eligibility assessment and construction process, as described below. Therefore, the determination as to which constituents of the Parent Index will be included in the Underlying Index for each quarterly period will be made solely by the Index Provider. In general, if the constituents of the Underlying Index appreciate over a period, the level of the Underlying Index will increase, and if they depreciate over that period, the level of the Underlying Index will decrease, perhaps significantly. However, there is no guarantee that the Underlying Index will outperform the Parent Index or equity markets generally, and the performance of the Underlying Index may be less favorable than alternative strategies that could have been implemented, including strategies adopting different, rules-based criteria or without determinations made by the Index Provider. In addition, securities and other assets in the Underlying Index or in the Fund’s portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes with securities of companies that have positive or favorable ESG characteristics.
•	THE UNDERLYING INDEX FOLLOWS A PARTICULAR METHODOLOGY, WHICH MAY DIFFER SIGNIFICANTLY FROM ALTERNATIVE APPROACHES AND INVESTOR EXPECTATIONS — The Underlying Index follows a specific methodology, with determinations made by the Index Provider as to which constituents of the Parent Index will be selected as constituents of the Underlying Index for a given quarterly period. The methodology of the Underlying Index was developed by the Index Provider and may differ substantially from alternative strategies with similar objectives. Decisions to include or exclude constituents of the Underlying Index will be made solely by the Index Provider, and such decisions will affect the performance of the Underlying Index and the Fund on an ongoing basis. Additionally, the Index Provider will make decisions regarding the constituents of the Underlying Index at its own discretion, without regard to investor expectations. In addition, the Underlying Index relies on various sources of information to assess the criteria of issuers included in the Underlying Index, including information that may be based on assumptions and estimates. We cannot offer assurances that the
JPMorgan Structured Investments —	PS- 8
Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

Underlying Index’s calculation methodology or sources of information will provide an accurate assessment of included issuers. Neither we nor you will have any ability to impact decisions made by the Index Provider regarding the constituents of the Underlying Index or the Fund, and the Underlying Index or the Fund may include constituents that differ significantly from those of alternative strategies with similar objectives.  The Underlying Index and the Fund may underperform such alternative strategies, perhaps significantly.

•	LIMITED TRADING HISTORY —The Fund began trading on The NASDAQ Stock Market on December 1, 2016 and therefore has a limited historical performance. Accordingly, historical information for the price of one share of the Fund is available only since that date. Past performance should not be considered indicative of future performance.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Upside Leverage Factor will be provided in the pricing supplement and each may be as low as the minimums for the estimated value of the notes and the Upside Leverage Factor set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Upside Leverage Factor.
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Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from December 1, 2016 through September 25, 2020. The Fund began trading on The NASDAQ Stock Market on December 1, 2016 and therefore has a limited performance history. The closing price of one share of the Fund on September 29, 2020 was $75.67.

We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits. The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or any Ending Averaging Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors ” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid

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Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the iShares® ESG Aware MSCI USA ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

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Capped Buffered Return Enhanced Notes Linked to the iShares® ESG Aware MSCI USA ETF

Appendix A

The iShares® ESG Aware MSCI USA ETF

We have derived all information contained in this pricing supplement regarding the Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, iShares® Trust and BlackRock Fund Advisors (“BFA”). BFA is currently the investment advisor to the Fund. Information about the Fund is available at www.ishares.com. We do not make any representation that these publicly available documents are accurate or complete. We are not incorporating by reference into this pricing supplement the website or any material it includes.

The Fund seeks to track the investment results of the MSCI USA Extended ESG Focus Index (the “Underlying Index”), an equity index which has been developed by MSCI Inc. (the “Index Provider” or “MSCI”) and designed to reflect the equity performance of U.S. companies that have favorable environmental, social and governance (“ESG”) characteristics (as determined by the Index Provider), while exhibiting risk and return characteristics similar to those of the MSCI USA Index (the “Parent Index”). The Fund is reported by Bloomberg L.P. under the ticker symbol “ESGU.”

Principal Investment Strategies

The Index Provider excludes from the Parent Index securities of companies involved in the business of tobacco, companies involved with controversial weapons, producers and retailers of civilian firearms, companies included in certain fossil fuels-related activity such as the production of thermal coal, thermal coal-based power generation and extraction of oil sands based on revenue or percentage of revenue thresholds for certain categories (e.g. $20 million or 5%) and categorical exclusions for others (e.g. controversial weapons). The Index Provider also excludes companies involved in very severe business controversies (in each case as determined by the Index Provider), and then follows a quantitative process that is designed to determine optimal weights for securities to maximize exposure to securities of companies with higher ESG ratings, subject to maintaining risk and return characteristics similar to the Parent Index.

For each industry, the Index Provider identifies key ESG issues that can lead to unexpected costs for companies in the medium- to long-term. The Index Provider then calculates the size of each company’s exposure to each key issue based on the company’s business segment and geographic risk and analyzes the extent to which companies have developed robust strategies and programs to manage ESG risks and opportunities. Using a sector-specific key issue weighting model, companies are rated and ranked in comparison to their industry peers. The Underlying Index will include large- and mid-capitalization companies and may change over time. As of August 31, 2019, a significant portion of the Underlying Index is represented by securities of companies in the information technology industry or sector. The components of the Underlying Index are likely to change over time.

BFA uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

BFA uses a representative sampling indexing strategy to manage the Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of an applicable underlying index. The Fund may or may not hold all of the securities in the Underlying Index.

The Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index and may invest up to 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index. The Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Fund.

The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of any collateral received).

The Underlying Index is sponsored by MSCI, which is independent of the Fund and BFA. The Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

The MSCI USA Index

MSCI USA Index (the “Parent Index”) is a free float adjusted market capitalization index that is designed to measure large- and mid-cap U.S. equity market performance. The MSCI USA Index is member of the MSCI Global Equity Indices and represents the U.S. equity portion of the global benchmark MSCI ACWI Index.

Construction of the MSCI USA Index

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying index continuity rules for standard indices; and (v) classifying securities under the Global Industry Classification Standard. The MSCI USA Index is a standard index, meaning that only securities that would qualify for inclusion in a large-cap index or a mid-cap index will be included as described below.

Defining the Equity Universe

Identifying Eligible Equity Securities: The equity universe for the MSCI USA Index initially looks at securities classified as belonging to the United States, which is classified as “developed markets”. All listed equity securities, including real estate

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investment trusts are eligible for inclusion in the equity universe. Limited partnerships, limited liability companies and business trusts, which are listed in the US and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the equity universe. Conversely, mutual funds, exchange traded funds, equity derivatives and most investment trusts are not eligible for inclusion in the equity universe.  Preferred shares that exhibit characteristics of equity securities are eligible.

Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by (i) identifying eligible listings for each security in the equity universe; and (ii) applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is generally equivalent to a single country. The global investable equity universe is the aggregation of all market investable equity universes.

(i) Identifying Eligible Listings: A security may have a listing in the country where it is classified (a “local listing”) and/or in a different country (a “foreign listing”). A security may be represented by either a local listing or a foreign listing (including a depositary receipt) in the global investable equity universe. A security may be represented by a foreign listing only if the security is classified in a country that meets the foreign listing materiality requirement (as described below), and the security’s foreign listing is traded on an eligible stock exchange of a developed market country if the security is classified in a developed market country or, if the security is classified in an emerging market country, an eligible stock exchange of a developed market country or an emerging market country.

In order for a country to meet the foreign listing materiality requirement, the following is determined: all securities represented by a foreign listing that would be included in the country’s MSCI Country Investable Market Index if foreign listings were eligible from that country. The aggregate free-float adjusted market capitalization for all such securities should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index. If a country does not meet the foreign listing materiality requirement, then securities in that country may not be represented by a foreign listing in the global investable equity universe.

(ii) Applying Investability Screens: The investability screens used to determine the investable equity universe in each market are:

(a) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

•	First, the companies in the developed market equity universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated for each company. Each company’s free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.
•	Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, by adding each company’s free float-adjusted market capitalization in descending order, the full market capitalization of the company that reaches the 99% threshold defines the equity universe minimum size requirement.
•	The rank of this company by descending order of full market capitalization within the developed market equity universe is noted, and will be used in determining the equity universe minimum size requirement at the next rebalance.

As of May 2020, the equity universe minimum size requirement was set at US$238,000,000. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review, as described below.

(b) Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

(c) Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have at least one eligible listing that has adequate liquidity as measured by its 12-month and 3-month annualized traded value ratio (“ATVR”) and 3-month frequency of trading. The ATVR attempts to mitigate the impact of extreme daily trading volumes and takes into account the free float-adjusted market capitalization of securities. A minimum liquidity level of 20% of the 3-month ATVR and 90% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 20% of the 12-month ATVR, are required for inclusion of a security in a market investable equity universe of a developed market. A minimum liquidity level of 15% of the 3-month ATVR and 80% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 15% of the 12-month ATVR, are required for inclusion of a security in a market investable equity universe of an emerging market.

Only one listing per security may be included in the market investable equity universe. In instances where a security has two or more eligible listings that meet the above liquidity requirements, then the following priority rules are used to determine which listing will be used for potential inclusion of the security in the market investable equity universe:

(1) Local listing (if the security has two or more local listings, then the listing with the highest 3-month ATVR will be used).

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(2) Foreign listing in the same geographical region (MSCI classifies markets into three main geographical regions: EMEA, Asia Pacific and Americas. If the security has two or more foreign listings in the same geographical region, then the listing with the highest 3-month ATVR will be used).

(3) Foreign listing in a different geographical region (if the security has two or more foreign listings in a different geographical region, then the listing with the highest 3-month ATVR will be used).

Due to liquidity concerns relating to securities trading at very high stock prices, a security that is currently not a constituent of a MSCI Global Investable Markets Index that is trading at a stock price above US$10,000 will fail the liquidity screening and will not be included in any market investable equity universe.

(d) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

(e) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large initial public offerings are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and a standard index, such as the MSCI USA Index, outside of a quarterly or semi-annual index review.

(f) Minimum Foreign Room Requirement:  This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Determining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large Cap + Mid Cap + Small Cap)
•	Standard Index (Large Cap + Mid Cap)
•	Large Cap Index
•	Mid Cap Index
•	Small Cap Index

Creating the size segment indices in each market involves the following steps: (i) defining the market coverage target range for each size segment; (ii) determining the global minimum size range for each size segment; (iii) determining the market size-segment cutoffs and associated segment number of companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements. For developed market indices, the market coverage for a standard index is 85%. As of April 2020, the global minimum size range for a developed market standard index is a full market capitalization of USD 2.8 billion to USD 6.44 billion.

Applying Index Continuity Rules for Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a developed market standard index and a minimum number of three constituents will be maintained for an emerging market standard index, and involves the following steps:

If after the application of the index construction methodology, a developed market standard index contains fewer than five securities or an emerging market standard index contains fewer than three securities, then the largest securities by free float-adjusted market capitalization are added to the index in order to reach the minimum number of required constituents.

At subsequent index reviews, if the minimum number of securities described above is not met, then after the market investable equity universe is identified, the securities are ranked by free float-adjusted market capitalization, however, in order to increase stability the free float-adjusted market capitalization of the existing index constituents (prior to review) is multiplied by 1.50, and securities are added until the desired minimum number of securities is reached.

Classifying Securities under the Global Industry Classification Standard

All securities in the global investable equity universe are assigned to the industry that best describes their business activities. The Global Industry Classification Standard classification of each security is used by MSCI to construct additional indices.

Calculation Methodology for the MSCI USA Index

The performance of the MSCI USA Index is a free float weighted average of the US dollar values of its component securities, subject to the daily total return methodology (as described below).

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Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In the case of a market closure, or if a security does not trade on a specific day or during a specific period, MSCI carries the latest available closing price. In the event of a market outage resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. If MSCI determines that another price is more appropriate based on the circumstances, an announcement would be sent to clients with the related information. Closing prices are converted into US dollars, as applicable, using the closing spot exchange rates calculated by WM/Reuters at 4:00 P.M. London Time.

Daily Total Return Methodology

The MSCI USA Index is a daily total return index. A daily total return index measures the market performance, including price performance and income from regular cash distributions. This income is reinvested in the MSCI USA Index and thus makes up part of the total index performance. MSCI’s daily total return methodology reinvests cash dividends in the MSCI USA Index the day the security is quoted ex-dividend, or on the ex-date (converted to US dollars, as applicable). Certain dividends, including special/extraordinary dividends and commemorative dividends, are reinvested in the MSCI USA Index if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reinvested in the MSCI USA Index through a price adjustment on the ex-date. A specific price adjustment is always applied for stock dividends that are issued at no cost to the shareholders, an extraordinary capital repayment or a dividend paid in the shares of another company. Cash payments related to corporate events, such as mergers and acquisitions, are considered on a case-by-case basis.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the MSCI USA Index.

Maintenance of the MSCI USA Index

In order to maintain the representativeness of the MSCI USA Index, structural changes may be made by adding or deleting component securities. Currently, such changes may generally only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November.

The MSCI USA Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining the MSCI USA Index, emphasis is also placed on its continuity, continuous investability of constituents and replicability of the index and on index stability and minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event related changes, such as mergers and acquisitions. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of semi-annual index reviews that systematically re-assess the various dimensions of the equity universe.

Ongoing event-related changes to the MSCI USA Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis. MSCI will remove from the index as soon as practicable securities of companies that file for bankruptcy or other protection from their creditors, that are suspended and for which a return to normal business activity and trading is unlikely in the near future; or that fail stock exchange listing requirements with a delisting announcement. Securities may also be considered for early deletion in other significant cases, such as decreases in free float and foreign ownership limits, or when a constituent company acquires or merges with a non-constituent company or spins-off another company. In practice, when a constituent company is involved in a corporate event which results in a significant decrease in the company’s free float-adjusted market capitalization or the company decreases its foreign inclusion factor to below 0.15, the securities of that constituent company are considered for early deletion from the indices simultaneously with the event unless, in either case, it is a standard index constituent with a minimum free float-adjusted market capitalization meeting at least two-thirds of 1.8 times one-half of the standard index interim size segment cut-off. Share conversions may also give rise to an early deletion. Changes in number of shares and foreign inclusion factors resulting from primary equity offerings representing at least 5% of the security’s pre-event number of shares are implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. MSCI implements pending number of shares and/or free float updates simultaneously with the event, unless the change in number of shares is less than 1% on a post-event number of shares basis, in which case it will be implemented at a subsequent index review. Changes in the number of shares smaller than 5% are implemented at a subsequent index review. Secondary offerings/block sales with sizes representing at least 5% of the security’s pre-event number of shares are implemented at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

MSCI’s quarterly index review process is designed to ensure that the MSCI USA Index continues to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in each index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from the MSCI USA Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor

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for component securities may result from: corporate events that should have been implemented at the time of such event but could not be reflected immediately due to lack of publicly available details at the time of the event; exercise of IPO over-allotment options which result in an increase in free float; increases in foreign ownership limits; decreases in foreign ownership limits which did not require foreign investors to immediately sell shares in the market; re-estimates of free float figures resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and conversion of a non-index constituent share class or an unlisted line of shares which has an impact on index constituents. However, no changes in foreign inclusion factors are implemented for any of the above events if the change in free float estimate is less than 1%, except in cases of correction. Small changes in the number of shares resulting from, for example, exercise of options or warrants and employee stock option plans, conversion of convertible bonds or other instruments (including periodic conversion of preferred stocks), conversion of a non-index constituent share class or an unlisted line of shares which has an impact on index constituents, periodical conversion of a share class into another share class, exercise of over-allotment options, periodic share buybacks, the cancellation of shares, acquisition for shares of non-listed companies or assets, or other events that could not be implemented on or near the effective dates where no price adjustment factor is necessary, are generally updated at the quarterly index review rather than at the time of the event. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August. MSCI has noted that consistency is a factor in maintaining the MSCI USA Index.

MSCI’s semi-annual index review is designed to systematically reassess the component securities of the MSCI USA Index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the MSCI USA Index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the MSCI USA Index. The following MSCI USA Index maintenance activities, among others, are undertaken during each semi-annual index review: the list of countries in which securities may be represented by foreign listings is reviewed; the component securities are updated by identifying new equity securities that were not part of the MSCI USA Index at the time of the previous quarterly index review; the minimum size requirement for the MSCI USA Index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the MSCI USA Index may be removed (or, with respect to any such security that has other listings, a determination is made as to whether any such listing can be used to represent the security in the market investable universe); and changes in “foreign inclusion factors” are implemented (provided the change in free float is greater than 1%, except in cases of correction). During a semi-annual index review, component securities may be added or deleted from the MSCI USA Index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. Foreign listings may become eligible to represent securities only from the countries that met the foreign listing materiality requirement during the previous semi-annual index review (this requirement is applied only to countries that do not yet include foreign listed securities). Once a country meets the foreign listing materiality requirement at a given semi-annual index review, foreign listings will remain eligible for such country even if the foreign listing materiality requirements are not met in the future.

The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November.

MSCI USA Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

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